UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                          Community Care Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002039081
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Alan J. Landauer
                               LTTR Home Care, LLC
                                99 Calvert Street
                                  P.O. Box 839
                            Harrison, New York 10528
                                  914-835-4200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box./ /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP             0002039081          13D                  Page 2 of 15
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Alan J. Landauer
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF (with respect to most recent purchase)

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  2,188,250
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                   865,549
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                  2,188,250
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           3,053,799
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     42.63%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP             0002039081          13D                  Page 3 of 15
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Donald Fragoli
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                   284,750
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                  284,750
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           284,750
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     3.98%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP             0002039081          13D                  Page 4 of 15
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Allan Goldfeder
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                   175,500
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                  175,500
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           175,500
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     2.45%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP             0002039081          13D                  Page 5 of 15
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Louis Rocco
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                   293,056
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                  293,056
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           293,056
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     4.09%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP             0002039081          13D                  Page 6 of 15
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Saverio Burdi
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                   62,243
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                  62,243
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           62,243
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.87%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP             0002039081          13D                  Page 7 of 15
     -----------------------------                    -----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Wade Wilson
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a) /X/
                                                                      b) / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not applicable

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                  0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8       SHARED VOTING POWER
           EACH                                   50,000
        REPORTING            ---------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER
           WITH
                                                  50,000
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           50,000
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.70%

           Based upon 7,162,891 shares of common stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                                                                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Schedule 13D is being filed by (a) Alan J. Landauer pursuant to
Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to amend the Schedule 13D originally filed on February 12, 1999 by Alan J. Landauer and LTTR Home Care, LLC ("LTTR") (the "Original Schedule 13D"), and (b) by each of Donald Fragoli, Allan Goldfeder, Louis Rocco, Saverio Burdi and Wade Wilson pursuant to Section 13(d)(l) of the Exchange Act. Information in the Original Schedule 13D remains in effect except to the extent that it is superseded by information with respect to Alan J. Landauer contained in this Amendment No. 1 to the Original Schedule 13D. Information given in respect of each Item shall be deemed incorporated by reference in all other items.

ITEM 1                                                 SECURITY AND ISSUER

         NAME OF ISSUER:                     Community Care Services, Inc. (the
                                             "Issuer")

         ADDRESS OF ISSUER'S                 18 Sargent Place
         PRINCIPAL EXECUTIVE OFFICE:         Mount Vernon, New York 10550


         TITLE AND CLASS OF SECURITIES:      common stock, par value $.01 per
                                             share ("Common Stock")

ITEM 2     IDENTITY AND BACKGROUND

           NAME OF PERSON FILING: Pursuant to Rule 13d-1(k)(2) of Regulation 13D-G of the Rules and Regulations under the Exchange Act, the undersigned hereby file jointly this Schedule 13D (collectively, the "Reporting Persons"):

Alan J. Landauer
----------------

         NAME OF PERSON FILING:              Alan J. Landauer ("Mr. Landauer")

         PRINCIPAL OCCUPATION:               President of Landauer Hospital
                                             Supplies, Inc., a New York
                                             corporation engaged in the sale and
                                             rental of durable medical equipment
                                             to home care patients.

         BUSINESS ADDRESS:                   Landauer Hospital Supplies, Inc.
                                             99 Calvert Street
                                             P.O. Box 839
                                             Harrison, New York 10528

         CRIMINAL PROCEEDINGS:               None

         CIVIL PROCEEDINGS:                  None

         CITIZENSHIP:                        United States

Donald Fragoli
--------------

         NAME OF PERSON FILING:              Donald Fragoli ("Mr. Fragoli")

         PRINCIPAL OCCUPATION:               Retired

         BUSINESS ADDRESS:                   17 Brookwood Road
                                             New Rochelle, New York  10804

         CRIMINAL PROCEEDINGS:               None

         CIVIL PROCEEDINGS:                  None

         CITIZENSHIP:                        United States

Allan Goldfeder
---------------

         NAME OF PERSON FILING:              Allan Goldfeder ("Mr. Goldfeder")

         PRINCIPAL OCCUPATION:               Medical sales executive

         BUSINESS ADDRESS:                   49 Keene Lane
                                             Woodmere, New York  11598

         CRIMINAL PROCEEDINGS:               None

         CIVIL PROCEEDINGS:                  None

         CITIZENSHIP:                        United States

Louis Rocco
-----------

         NAME OF PERSON FILING:              Louis Rocco ("Mr. Rocco")

         PRINCIPAL OCCUPATION:               Vice President of Issuer, President
                                             of Metropolitan Respirator Service,
                                             Inc., a wholly-owned subsidiary of
                                             Issuer

         BUSINESS ADDRESS:                   18 Sargent Place
                                             Mt. Vernon, New York  10550


         CRIMINAL PROCEEDINGS:               None

         CIVIL PROCEEDINGS:                  None

         CITIZENSHIP:                        United States

Saverio Burdi
-------------

         NAME OF PERSON FILING:              Saverio Burdi ("Mr. Burdi")

         PRINCIPAL OCCUPATION:               Chief Operating Officer of Issuer

         BUSINESS ADDRESS:                   18 Sargent Place
                                             Mt. Vernon, New York  10550

         CRIMINAL PROCEEDINGS:               None

         CIVIL PROCEEDINGS:                  None

         CITIZENSHIP:                        United States

WADE WILSON

         NAME OF PERSON FILING:               Wade Wilson ("Mr. Wilson")

         PRINCIPAL OCCUPATION:                Consultant for Issuer

         BUSINESS ADDRESS:                    18 Sargent Place
                                              Mt. Vernon, New York  10550

         CRIMINAL PROCEEDINGS:                None

         CIVIL PROCEEDINGS:                   None

         CITIZENSHIP:                         United States


ITEM 3 SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

            The response to Item 3 of the Original Schedule 13D is hereby amended by inserting the following language to the end of the first paragraph:

            On March 12, 1999, Mr. Landauer purchased 50,000 shares of the Issuer from Allan Goldfeder for a purchase price of $50,000. The purchase price was paid for with personal funds.

            The response to Item 3 of the Original Schedule 13D for Mr. Landauer is hereby amended by inserting the following language after the first paragraph and, with respect to the Schedule 13D for the other Reporting Persons, is as follows:

            No cash or other consideration was paid by any of the Reporting Persons in connection with the execution of the Shareholders Agreement (as defined in Item 4 below).

ITEM 4 PURPOSE OF TRANSACTION

            The response to Item 4 of the Original Schedule 13D for Mr. Landauer is hereby amended by inserting the following language after the second paragraph and, with respect to the Schedule 13D for the other Reporting Persons, is as follows:

            Mr. Landauer, Mr. Fragoli, Mr. Goldfeder, Mr. Rocco, Mr. Burdi, and Mr. Wilson (collectively the "Shareholders") entered into a Shareholders Agreement dated as of March 12, 1999 (the "Shareholders Agreement") whereby each Shareholder agreed to (i) vote such Shareholder's shares of Common Stock in accordance with decisions of Mr. Landauer with respect to the election and removal of directors of the Issuer and (ii) grant an irrevocable proxy to Mr. Landauer to secure such undertaking. Each of the Shareholders granted an irrevocable proxy to Mr. Landauer to vote all shares of Common Stock owned by such Shareholder at any annual or special meeting of shareholders of the Issuer at which a proposal to elect or remove one or more directors of the Issuer is presented or at any adjournment thereof. In addition, pursuant to the Shareholders Agreement, the Shareholders agreed that they would cause the Issuer to have a board of directors consisting of five (5) directors, at least three (3) of whom shall be persons selected by Mr. Landauer. The Shareholders Agreement will terminate on March 12, 2000. The Shareholders Agreement is set forth as Exhibit A hereto. The form of Irrevocable Proxy signed by each Shareholder (other than Mr. Landauer) is set forth as Exhibit B hereto.

            On March 12, 1999, Mr. Landauer sent a letter to the Chairman of the Board of the Issuer giving notice of his intention to nominate three individuals for election to the board of directors of the Issuer at the annual meeting of shareholders scheduled for March 23, 1999. Mr. Landauer stated in the letter that when taking into consideration the proxies or other commitments to vote (which commitments are now reflected by irrevocable proxies) of several other shareholders of the Issuer, he believed he had sufficient votes to elect his nominees to the board of directors of the Issuer. The letter to the board is set forth as Exhibit C hereto.

            Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in (i) the acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;
       (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on the Nasdaq Stock Market; (ix) the termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. Notwithstanding the foregoing, each of the Reporting Persons reserves the right to effect any of such actions as he may deem necessary or appropriate in the future.

ITEM 5 INTEREST IN SECURITIES OF ISSUER

            With respect to each of the Reporting Persons, the percent of class is based upon 7,162,891 shares of Common Stock outstanding at the close of business on February 17, 1999 as reported in the Issuer's definitive proxy statement filed with the SEC on March 8, 1999.

       Alan J. Landauer
       ----------------

            The following information with respect to Mr. Landauer's ownership of Common Stock is provided as of March 12, 1999. Mr. Landauer is the sole member and Managing Director of LTTR and, together with LTTR, filed the Original Schedule 13D as a result of such membership interest and position, and by which he may be deemed to have the power to exercise or direct the exercise of voting and/or dispositive power that LTTR has with respect to the 2,126,250 shares of Common Stock owned by LTTR. Mr. Landauer owns of record 62,000 shares of Common Stock, 50,000 of which he purchased from Mr. Goldfeder on March 12, 1999. In addition, Mr. Landauer is filing this joint statement with Messrs. Fragoli, Goldfeder, Rocco, Burdi and Wilson by virtue of the Shareholders Agreement and the irrevocable proxies granted to Mr. Landauer by each of the other Shareholders which gives Mr. Landauer voting rights with respect to an additional 865,549 shares of Common Stock (approximately 12.08% of the Common Stock) as a result thereof.


(A)     AMOUNT BENEFICIALLY OWNED                                    3,053,799

(B)     PERCENT OF CLASS                                                42.63%

(C)     NUMBER OF SHARES AS TO WHICH
        SUCH PERSON HAS

        (I)     SOLE POWER TO VOTE OR TO
                DIRECT THE VOTE . . . . . . . .                      2,188,250

        (II)    SHARED POWER TO VOTE OR
                DIRECT THE VOTE . . . . . . .                          865,549

        (III)   SOLE POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . . .                      2,188,250

        (IV)    SHARED POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . .  . . . .                       0

       Donald Fragoli
       --------------

            The following information with respect to Mr. Fragoli's ownership of Common Stock is provided as of March 12, 1999.


(A)    AMOUNT BENEFICIALLY OWNED                                       284,750

(B)    PERCENT OF CLASS                                                  3.98%

(C)    NUMBER OF SHARES AS TO WHICH
       SUCH PERSON HAS

       (I)     SOLE POWER TO VOTE TO
               DIRECT THE VOTE . . . . .                                    0

       (II)    SHARED POWER TO VOTE OR
               DIRECT THE VOTE . . . . .                              284,750

       (III)   SOLE POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . . .                        284,750

       (IV)    SHARED POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . .                                0

       Allan Goldfeder
       ---------------

            The following information with respect to Mr. Goldfeder's ownership of Common Stock is provided as of March 12, 1999. Mr. Goldfeder sold 50,000 shares of Common Stock to Mr. Landauer on March 12, 1999.


(A)    AMOUNT BENEFICIALLY OWNED                                      175,500

(B)    PERCENT OF CLASS                                                 2.45%

(C)    NUMBER OF SHARES AS TO  WHICH
       SUCH PERSON HAS

       (I)      SOLE POWER TO VOTE OR TO
                DIRECT THE VOTE . . . . . . . .                            0

       (II)     SHARED POWER TO VOTE OR TO
                DIRECT THE VOTE . . . . . . . . .                    175,500

       (III)    SOLE POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . . .                      175,500

       (IV)     SHARED POWER TO DISPOSE OR TO
                DIRECT DISPOSITION OF . . . . . . .                        0

       Louis Rocco
       -----------

            The following information with respect to Mr. Rocco's ownership of Common Stock is provided as of March 12, 1999.


(A)    AMOUNT BENEFICIALLY OWNED                                     293,056

(B)    PERCENT OF CLASS                                                4.09%

(C)    NUMBER OF SHARES AS TO WHICH

       SUCH PERSON HAS

       (I)     SOLE POWER TO VOTE OR TO
               DIRECT THE VOTE . . . . . . . .                             0

       (II)    SHARED POWER TO VOTE OR
               TO DIRECT THE VOTE . . . . . . . . .                  293,056

       (III)   SOLE POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . . .                       293,056

       (IV)    SHARED POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . . . . .                         0

       Saverio Burdi
       -------------

            The following information with respect to Mr. Burdi's ownership of Common Stock is provided as of March 12, 1999.


(A)    AMOUNT BENEFICIALLY OWNED                                      62,243

(B)    PERCENT OF CLASS                                                0.87%

(C)    NUMBER OF SHARES AS TO WHICH
       SUCH PERSON HAS

       (I)     SOLE POWER TO VOTE OR TO
               DIRECT THE VOTE . . . . . . . .                            0

       (II)    SHARED POWER TO VOTE OR TO
               DIRECT THE VOTE . . . . . . . . .                     62,243

       (III)   SOLE POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . . .                       62,243

       (IV)    SHARED POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . . . . .                        0

       Wade Wilson
       -----------

            The following information with respect to Mr. Wilson's ownership of Common Stock is provided as of March 12, 1999.


(A)    AMOUNT BENEFICIALLY OWNED                                      50,000

(B)    PERCENT OF CLASS                                                0.70%

(C)    NUMBER OF SHARES AS TO WHICH
       SUCH PERSON HAS

       (I)     SOLE POWER TO VOTE OR TO
               DIRECT THE VOTE . . . . . . . .                             0

       (II)    SHARED POWER TO VOTE OR  TO
               DIRECT THE VOTE . . . . . . .                          50,000

       (III)   SOLE POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . . .                        50,000

       (IV)    SHARED POWER TO DISPOSE OR TO
               DIRECT DISPOSITION OF . . . . . . .                         0

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

            The response to Item 6 of the Original Schedule 13D for Mr. Landauer is hereby amended by inserting the following language after the first paragraph and, with respect to the other Reporting Persons, is as follows:

            See Item 4 above for a description of the Shareholders Agreement.

ITEM 7 MATERIAL FILED AS EXHIBITS


       EXHIBIT                     DESCRIPTION

          A Shareholders Agreement dated as of March 12, 1999 by and among Alan Landauer, Donald Fragoli, Allan Goldfeder, Louis Rocco, Saverio Burdi and Wade Wilson.

          B Form of Irrevocable Proxy signed by Donald Fragoli, Allen Goldfeder, Louis Rocco, Saverio Burdi and Wade Wilson.

          C Letter from Mr. Landauer to the Chairman of the Board of the Issuer proposing slate of directors.

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    March 12, 1999


                                                ALAN J. LANDAUER


                                                /s/ Alan J. Landauer
                                                --------------------------------
                                                Alan J. Landauer


                                                DONALD FRAGOLI


                                                /s/ Donald Fragoli
                                                --------------------------------
                                                Donald Fragoli


                                                ALLAN GOLDFEDER


                                                /s/ Allan Goldfeder
                                                --------------------------------
                                                Allan Goldfeder


                                                LOUIS ROCCO


                                                /s/ Louis Rocco
                                                --------------------------------
                                                Louis Rocco


                                                Saverio Burdi


                                                /s/ SAVERIO BURDI
                                                --------------------------------
                                                Saverio Burdi


                                                WADE WILSON


                                                /s/ Wade Wilson
                                                --------------------------------
                                                Wade Wilson

                                  EXHIBIT INDEX


       EXHIBIT                     DESCRIPTION

          A Shareholders Agreement dated as of March 12, 1999 by and among Alan Landauer, Donald Fragoli, Allan Goldfeder, Louis Rocco, Saverio Burdi and Wade Wilson.

          B Form of Irrevocable Proxy signed by Donald Fragoli, Allen Goldfeder, Louis Rocco, Saverio Burdi and Wade Wilson.

          C Letter from Mr. Landauer to the Chairman of the Board of the Issuer proposing slate of directors.

                                                                       Exhibit A

                             SHAREHOLDERS AGREEMENT


         This Agreement is made as of March 12, 1999 by and among Donald Fragoli, whose address is 17 Brookwood Road, New Rochelle, New York 10804, Allan Goldfeder, whose address is 49 Keene Lane, Woodmere, New York 11598, Louis Rocco, whose address is 18 Sargent Place, Mt. Vernon, New York 10550, Saverio Burdi, whose address is 18 Sergent Place, Mt Vernon, New York 10550, Wade Wilson, whose address is 18 Sergent Place, Mt. Vernon, New York 10550, and Alan
J. Landauer, whose address is 99 Calvert Street, Harrison, New York 10528, hereinafter called the "Shareholders".

         WHEREAS, the Shareholders own common stock of Community Care Services, Inc. (the "Corporation") and pursuant to Section 620(a) of the New York Business Corporation Law desire to promote their mutual interests by entering into this Agreement.

         NOW THEREFORE, in consideration of the foregoing and the mutual promises herein contained, the parties hereto agree as follows:

         Each Shareholder agrees that so long as such Shareholder remains a shareholder of the Corporation, such Shareholder will (a) vote such Shareholder's shares of common stock of the Corporation in accordance with decisions of Alan J. Landauer with respect to the election or removal of directors of the Corporation and (b) to secure such undertaking, give an irrevocable proxy (substantially in the form attached hereto) to Alan J. Landauer to vote all shares of common stock of the Corporation owned by such Shareholder at any annual or special meeting of shareholders of the Corporation at which a proposal to elect or remove one or more directors of the Corporation is presented or at any adjournment thereof.

         The Shareholders hereby agree that they shall cause the Corporation to have a board of directors consisting of five (5) directors at least three of whom shall be persons selected by Alan J. Landauer.

         This Agreement shall be in effect for a period of one (1) year from the date hereof.

         This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         This Agreement shall be binding upon and shall operate for the benefit of the Shareholders and their respective executors, administrators, successors, assigns and heirs.

         IN WITNESS THEREOF, the parties have signed this Agreement as of the date first above written.

                                                /s/ Donald Fragoli
                                                --------------------------------
                                                Donald Fragoli


                                                /s/ Allan Goldfeder
                                                --------------------------------
                                                Allan Goldfeder


                                                /s/ Louis Rocco
                                                --------------------------------
                                                Louis Rocco


                                                /s/ Saverio Burdi
                                                --------------------------------
                                                Saverio Burdi


                                                /s/ Wade Wilson
                                                --------------------------------
                                                Wade Wilson


                                                /s/ Alan J. Landauer
                                                --------------------------------
                                                Alan J. Landauer

                                                                       Exhibit B

                                IRREVOCABLE PROXY


         KNOW ALL MEN BY THESE PRESENTS that I, _____________________________, being the holder of _________ shares of common stock of Community Care Services, Inc. (the "Corporation"), do hereby constitute and appoint Alan J. Landauer as my proxy to attend any annual or special meeting of shareholders of the Corporation to be held during the period of one (1) year from the date hereof at which a proposal to elect or remove one or more directors of the Corporation is presented, or any postponement or adjournment thereof, with full power to vote and act for me on any such proposal and in my name, place, and stead, in the same manner, to the same extent, and with the same effect that I might were I personally present thereat, giving to Alan J. Landauer full power of substitution and revocation.

         This proxy is irrevocable during the duration hereof. Alan J. Landauer is a person designated by or under an agreement described by Section 620(a) of the New York Business Corporation Law.




Date:_______________________________    ________________________________________
                                        Name:




Sworn to before me by _________________
known to me, this ____ day of March, 1999



_________________________________________
Notary Public

                                                                       Exhibit C

                                99 CALVERT STREET
                                  P.O. BOX 839
                               HARRISON, NY 10528











                                             March 12, 1999



Community Care Services, Inc.
18 Sargent Place
Mount Vernon, NY 10550
Attention: Dean L. Sloane
           Chairman of the Board

Re: Annual Meeting Of Shareholders
    ------------------------------

Dear Sir:

As the owner of 62,000 shares of Community Care Services, Inc. (the "Company"), I hereby give notice of my intention to nominate the following three individuals for election as directors to the five person board of directors of the Company (or such other persons who may be substituted therefor) at the annual meeting of shareholders of the Company scheduled to be held on March 23, 1999: Alan J. Landauer, Thomas C. Blum and Gary J. Spirgel. Information regarding each nominee's past business experience, ownership of common stock of the Company and other information which would normally be included in a proxy statement is set forth in the Appendix hereto. Please contact me if you require any further information with respect to any of the nominees.

My shares, together with the 2,126,250 shares owned by LTTR Home Care, LLC (of which I am the sole member and Managing Director), represents approximately 30.55% of the outstanding shares of the Company.

I have the proxies or commitments to vote from several other shareholders of the Company who beneficially own shares of the Company and which, together with the shares owned by LTTR and me, will I believe be sufficient to elect my nominees to the five person Board of Directors of the Company. An initial Schedule 13D for this group of shareholders and an amended Schedule 13D for LTTR and me are being prepared for filing with the Securities and Exchange Commission and a copy of such filings will be sent to the Company in accordance with Section 13(d) of the Securities Exchange Act.

I note that the complete address of the location of the annual meeting is not set forth in the definitive proxy materials dated March 8, 1999 related to the annual meeting and ask that such address is forwarded to me so that I may attend the meeting. I hope you will give this your immediate attention and look forward to hearing from you in the very near future. I can be contacted at 914-835-4200.

Very truly yours,


/s/ Alan J. Landauer
--------------------
Alan J. Landauer





cc:      Harris Leroy
         Acting Chief Executive Officer

         Saverio D. Burdi
         Chief Operating Officer

         Thomas C. Blum

         Gary J. Spirgel

                                    APPENDIX

Alan J. Landauer is the President and Chief Executive Officer of Landauer Hospital Supplies, Inc., a home medical equipment provider, a position he has held since 1980. He has also been the President and Chief Executive Officer of Landauer Home Infusion Service from 1991 to the present. Mr. Landauer is active in the management and growth of these home medical equipment providers and has completed four acquisitions in the prior four years.

Mr. Landauer owns 62,000 shares of Community Care Services, Inc. directly and is the Managing Director and the sole member of LTTR HomeCare, LLC which owns an additional 2,126,250 shares.


Thomas C. Blum is currently affiliated with Columbia Financial Partners, which makes private investments in small financial institutions, as a consultant. From September 1996 to October 1998, Mr. Blum was Managing Director of Bear Stearns & Co. where he was responsible for investment banking relationships in the financial institutions group. In the prior 14 years, Mr. Blum was employed by Solomon Brothers, Inc. rising to Vice President in investment banking, where he was responsible for mergers and acquisitions, capital raising and advisory work. From 1989 to 1992 Mr. Blum ran Solomon's Asia financial institutions business from Tokyo, Japan.

Mr. Blum and Mr. Landauer are first cousins. Mr. Blum owns 10,000 shares of Community Care.


Gary J. Spirgel was employed for 16 years by Health Force, Inc., a national provider of home care services with 85 offices in 23 states and a wholly owned subsidiary of Accustaff, Inc. From 1994 to 1998 he was President of Health Force, where he had full operational responsibility for the company, including profitability. His active employment with Health Force terminated in April, 1998 when the division was sold.

Mr. Spirgel does not own any shares of Community Care.


None of the nominees have ever (i) been involved in a petition under the bankruptcy code of the United States (ii) been convicted in a criminal preceding
(iii) been the subject of any order, judgment or decree enjoining him from, among other things, acting as a broker, dealer, investment advisor, engaging in any type of business practice or engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws, (iv) been subject to any order or decree barring or suspending his right to engage in any activities described in (iii) above, or
(v) been found by a court of competent jurisdiction in a civil action or by a governmental authority to have violated any federal or state securities law.

Each nominee has consented to be named as a proposed director of Community Care on a proposal to be considered by the shareholders at the annual meeting.